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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

NORTH COAST ENERGY, INC.
(Name of Subject Company (Issuer))

EXCO HOLDINGS INC.
EXCO RESOURCES, INC.
NCE ACQUISITION, INC.
(Name of Filing Person (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

658649 70 2
(CUSIP Number of Class of Securities)

DOUGLAS H. MILLER
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
EXCO RESOURCES, INC.
12377 MERIT DRIVE, SUITE 1700
DALLAS, TEXAS 75251
TELEPHONE: (214) 368-2084
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

COPY TO:

WILLIAM L. BOEING
HAYNES AND BOONE, LLP
2505 NORTH PLANO ROAD, SUITE 4000
RICHARDSON, TEXAS 75082
(972) 680-7550

CALCULATION OF FILING FEE

TRANSACTION VALUE*	AMOUNT OF FILING FEE**

$170,117,503	$13,762.51***

*
Estimated for purposes of calculating the amount of the filing fee only.

Calculated by adding (i) 15,251,806, the number of shares of common stock outstanding as of December 1, 2003, multiplied by the $10.75 per share tender offer price, (ii) an estimated 432,678 shares of common stock subject to options, multiplied by $10.75, and (iii) 140,400 shares of common stock subject to warrants, multiplied by $10.75, for an aggregate transaction value of $170,117,503.

**
The required filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for fiscal year 2004, issued on November 24, 2003, equals .008090% of the transaction value, or $13,762.51.

***
A portion of the filing fee was previously paid. See below.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(A)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule.

Amount previously paid: $13,539.50

Form or Registration No.: Schedule TO-T

Filing party: EXCO Holdings Inc., EXCO Resources, Inc., and NCE Acquisition, Inc.

Date Filed: December 5, 2003

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.
☐
issuer tender offer subject to Rule 13e-4.
☐
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO, as amended by Amendment No. 1 thereto (the "Schedule TO"), originally filed with the Securities and Exchange Commission on December 5, 2003, by NCE Acquisition, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of EXCO Resources, Inc., a Texas corporation ("EXCO"), which, in turn, is a wholly owned subsidiary of EXCO Holdings Inc., a Delaware corporation ("EXCO Holdings"). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of North Coast Energy, Inc., a Delaware corporation ("North Coast"), at a purchase price of $10.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 5, 2003 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and (a)(2) to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not otherwise defined herein shall have the meaning assigned to them in the Offer to Purchase or the Schedule TO.

ITEM 2. SUBJECT COMPANY INFORMATION

        Item 2 of the Schedule TO is hereby amended and supplemented to include the following information:

  Section 7. Certain Information Concerning North Coast.

        The first paragraph of Section 7 of the Offer to Purchase found on page 11 is hereby amended by replacing the second sentence with the following:

        "Neither EXCO nor Purchaser has independently confirmed the accuracy or completeness of the information, including financial information, furnished by North Coast or taken from or based upon publicly available information and contained in this Offer to Purchase. Events that are unknown to EXCO or Purchaser may have occurred that affect the significance or accuracy of any such information furnished by North Coast or taken from or based upon publicly available information."

ITEM 4. TERMS OF THE TRANSACTION

        Item 4 of the Schedule TO is hereby amended and supplemented to include the following information:

  Section 1. Terms of the Offer; Expiration Date.

        The second paragraph of Section 1 of the Offer to Purchase found on page 3 is hereby amended by replacing the last sentence with the following:

        "Subject to the terms of the Offer and the Merger Agreement and the satisfaction or waiver of the Minimum Condition as of the scheduled Expiration Date, and the other conditions set forth in "Section 14. Certain Conditions of the Offer," Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer promptly after the Expiration Date."

        The third paragraph of Section 1 of the Offer to Purchase found on page 4 is hereby amended by replacing the first sentence with the following two sentences:

        "The Merger Agreement provides that Purchaser may, without the consent of North Coast, (a) extend, for a period not to exceed 10 business days, the Offer beyond the scheduled Expiration Date, if any of the conditions to Purchaser's obligation to accept payment for the Shares, are not satisfied or waived, (b) extend the Offer for any period required by any rule, regulation or interpretation of the Commission or the staff thereof, applicable to the Offer, or (c) extend the Offer for an aggregate period of time not more than 10 business days beyond the latest applicable date that would otherwise be permitted under clause (a) or (b) of this sentence, if, as of such date all of the conditions to the Purchaser's obligations to accept payment for the Shares are satisfied or waived, but the number of Shares validly tendered and not withdrawn pursuant to the Offer equals 80% or more, but less than 90% of the outstanding Shares (including any and all Shares subject to outstanding options and warrants) (as contemplated by Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). A subsequent offering period will not be available."

        The fourth paragraph of Section 1 of the Offer to Purchase found on page 4 is hereby amended by replacing the entire paragraph with the following:

        "On or prior to the dates that Purchaser becomes obligated to accept for payment and pay for Shares pursuant to the Offer, EXCO will provide or cause to be provided to Purchaser the funds necessary to pay for all Shares that Purchaser becomes so obligated to accept for payment and pay for pursuant to the Offer. Notwithstanding the foregoing and subject to the applicable rules of the Commission and the terms and conditions of the Offer, Purchaser also expressly reserves the right (i) to delay payment for Shares in anticipation of governmental regulatory approvals (any such delay will be effected in compliance with Rule 14e-1(c) under the Exchange Act, which requires Purchaser to pay the consideration offered or to return Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer), (ii) to extend or terminate the Offer and not to accept for payment or pay for any Shares not theretofore accepted for payment or paid for, upon the occurrence of any of the conditions to the Offer specified in "Section 14. Certain Conditions of the Offer," and (iii) to amend the Offer or to waive any conditions to the Offer in any respect consistent with the provisions of the Merger Agreement described above, in each case by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making public announcement thereof."

        The sixth paragraph of Section 1 of the Offer to Purchase found on pages 4-5 is hereby amended by adding the following as the second sentence:

        "If any such material change, including the waiver of a material condition, occurs, we will generally be required to extend the offering period such that at least five business days remain in the Offer after the change."

  Section 2. Acceptance for Payment and Payment for Shares.

        The first paragraph of Section 2 of the Offer to Purchase found on page 5 is hereby amended by replacing the second sentence with the following:

        "Purchaser will pay for all Shares validly tendered and not withdrawn pursuant to the Offer promptly following the Expiration Date."

        The first paragraph of Section 2 of the Offer to Purchase found on page 5 is hereby amended by replacing the third sentence with the following:

        "Subject to applicable rules and regulations of the Commission and the terms of the Merger Agreement, Purchaser reserves the right to delay acceptance of or payment for Shares in anticipation of governmental regulatory approvals."

        The fourth paragraph of Section 2 of the Offer to Purchase found on page 6 is hereby amended by replacing the entire paragraph with the following:

        "If Purchaser does not purchase any Shares pursuant to the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedure described in "Section 3. Procedures for Accepting the Offer and Tendering Shares," such Shares will be credited to an account maintained at such Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer."

  Section 4. Withdrawal Rights.

        The first paragraph of Section 4 of the Offer to Purchase found on page 8 is hereby amended by replacing the first sentence with the following:

        "Tenders of Shares made pursuant to the Offer are irrevocable, except that such Shares may be withdrawn by the security holder (i) at any time prior to the Expiration Date and/or (ii) after the expiration of sixty days from the commencement of the Offer if the tendered shares have not yet been accepted for payment pursuant to Section 14(d)(5) of the Exchange Act."

  Section 5. Certain Federal Income Tax Consequences.

        The second paragraph of Section 5 of the Offer to Purchase found on page 9 is hereby amended by replacing the first sentence with the following:

        "The tax discussion set forth below is based upon present law (which may be subject to change, possibly on a retroactive basis)."

  Section 14. Certain Conditions of the Offer.

        The first paragraph of Section 14 of the Offer to Purchase found on page 35 is hereby amended by replacing the entire first paragraph with the following:

        "Notwithstanding any other provision of the Offer, Purchaser is not required to accept for payment any Shares tendered pursuant to the Offer, and may extend, terminate or amend the Offer if (i) immediately prior to the expiration of the Offer, the Minimum Condition has not been satisfied, or (ii) at any time on or after the date of the Merger Agreement and prior to the expiration of the Offer, any of the following conditions exist:"

        The last paragraph of Section 14 of the Offer to Purchase found on page 35 is hereby amended by replacing the entire last paragraph with the following:

        "The foregoing conditions are for the sole benefit of EXCO and Purchaser and may be asserted by EXCO and Purchaser regardless of the circumstances giving rise to any such condition or may be waived by EXCO and Purchaser in whole or in part at any time and from time to time prior to the expiration of the Offer in their sole discretion. The failure by EXCO and Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances; and each such right will be deemed an ongoing right that may be asserted at any time and from time to time prior to the expiration of the Offer."

ITEM 10. FINANCIAL STATEMENTS

        Item 10 of the Schedule TO is hereby amended and supplemented to include the following information:

  Section 8. Certain Information Concerning EXCO, EXCO Holdings and Purchaser.

        Section 8 of the Offer to Purchase on page 11 is hereby amended by adding the following after the last paragraph of the section:

        "Summarized financial information specified by Item 1010(c) of Regulation M-A related to EXCO is set forth in the Supplement to the Offer to Purchase, dated January 6, 2004 in Item 8 under the paragraph titled "Summary Financial Information." The audited consolidated financial statements of EXCO as of and for the fiscal years ended December 31, 2001 and December 31, 2002 are filed as Exhibit (a)(11). The unaudited consolidated financial statements of EXCO as of and for the nine month period ended September 30, 2002 and as of September 30, 2003 and for the 209 day period ended July 28, 2003 and for the 64 day period ended September 30, 2003 are filed as Exhibit (a)(12) and each is incorporated herein by reference."

ITEM 12. EXHIBITS

        Item 12 of the Schedule TO is hereby amended and supplemented by adding thereto the following:

EXHIBIT NO.	DESCRIPTION

(a)(10)	Supplement to the Offer to Purchase dated January 6, 2004.
(a)(11)	Audited Consolidated Financial Statements of EXCO as of and for the years ended December 31, 2001 and December 31, 2002.
(a)(12)
Unaudited Consolidated Financial Statements of EXCO as of and for the nine month period ended September 30, 2002 and as of September 30, 2003 and for the 209 day period ended July 28, 2003 and for the 64 day period ended September 30, 2003.
(a)(13)	Letter to Certain Stockholders from North Coast's Stockholder Services Department, dated January 6, 2004.*

*
Incorporated herein by reference to Exhibit (a)(13) to Amendment No. 2 to the Schedule 14D-9 filed by North Coast on January 6, 2004.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2004	EXCO HOLDINGS INC.
	By:	/s/ T. W. EUBANK T. W. Eubank, President
Dated: January 6, 2004	EXCO RESOURCES, INC.
	By:	/s/ T. W. EUBANK T. W. Eubank, President
Dated: January 6, 2004	NCE ACQUISITION, INC.
	By:	/s/ T. W. EUBANK T. W. Eubank, President

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)	Offer to Purchase dated December 5, 2003.*
(a)(2)	Form of Letter of Transmittal.*
(a)(3)	Form of Notice of Guaranteed Delivery.*
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(7)	Summary Advertisement as published in The New York Times on December 5, 2003.*
(a)(8)	Press Release issued by North Coast on November 26, 2003.**
(a)(9)	Press Release issued by North Coast on December 10, 2003.***
(a)(10)	Supplement to the Offer to Purchase dated January 6, 2004.
(a)(11)	Audited Consolidated Financial Statements of EXCO as of and for the years ended December 31, 2001 and December 31, 2002.
(a)(12)
Unaudited Consolidated Financial Statements of EXCO as of and for the nine month period ended September 30, 2002 and as of September 30, 2003 and for the 209 day period ended July 28, 2003 and for the 64 day period ended September 30, 2003.
(a)(13)	Letter to Certain Stockholders from North Coast's Stockholder Services Department, dated January 6, 2004.****
(b)(1)	Commitment Letter dated November 25, 2003 between EXCO and Credit Suisse First Boston and Bank One, NA.*
(d)(1)	Agreement and Plan of Merger dated as of November 26, 2003 among EXCO, Purchaser, North Coast and Nuon Energy & Water as amended and restated on December 4, 2003.*
(d)(2)	Form of Option Surrender Agreement.*
(d)(3)	Form of Warrant Relinquishment and Release Agreement.*
(d)(4)	Form of Stock Tender Agreement among EXCO, Purchaser and Nuon Energy & Water.*
(d)(5)	Form of Unconditional Guaranty Agreement by and between EXCO and n.v. NUON.*
(d)(6)	Form of Escrow Agreement among Nuon Energy & Water, EXCO and Citibank, N.A.*
(d)(7)	Form of Irrevocable Instruction of Seller to Paying Agent.*
(d)(8)	Letter Agreement relating to confidentiality, dated June 13, 2003, from Robert W. Baird & Co. Incorporated, as agent for North Coast, to EXCO, confirmed and agreed to by EXCO on June 20, 2003.*

(g)	None.
(h)	None.

*
Incorporated herein by reference to the Schedule TO filed by Purchaser and EXCO on December 5, 2003.
**
Incorporated herein by reference to Exhibit 99.1 to EXCO's Preliminary Communication on Schedule TO filed on November 26, 2003, as amended by Exhibit 99.1 to EXCO's Preliminary Communication on Schedule TO filed on November 28, 2003.
***
Incorporated herein by reference to Amendment No. 1 to the Schedule TO filed by Purchaser and EXCO on December 10, 2003.
****
Incorporated herein by reference to Exhibit (a)(13) to Amendment No. 2 to the Schedule 14D-9 filed by North Coast on January 6, 2004.

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  ITEM 2. SUBJECT COMPANY INFORMATION
  ITEM 4. TERMS OF THE TRANSACTION
  ITEM 10. FINANCIAL STATEMENTS
  ITEM 12. EXHIBITS
SIGNATURES
EXHIBIT INDEX